SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated November 14, 2017 - Neovasc Announces Results for the Third Quarter of 2017

Document 1

Neovasc Announces Results for the Third Quarter of 2017

NASDAQ, TSX: NVCN

VANCOUVER, Nov. 14, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced financial results for the third quarter ended September 30, 2017 (all figures in U.S. dollars unless otherwise indicated).

"From a product perspective, our two lead devices continue to perform well, quarter after quarter; patient after patient," commented Neovasc CEO, Alexei Marko. "Tiara has been implanted in 17 patients so far this year and 39 in total, and continues to show very encouraging results in terms of technical success and patient outcomes.  For Reducer, this quarter marks a high-water mark in its commercial success in Europe and it recently was approved by the FDA to begin a pivotal study in the United States."

"With the U.S. appeals process completed and the funding expected to be in place to advance our clinical priorities, our chief focus now is to advance our European pivotal trial for Tiara," added Marko. "This 115-person study is currently screening patients at 10 clinics across the U.K., Germany and Italy.  With the success the product is already achieving in compassionate use cases and in other early feasibility trials, our expectation is enrolment will proceed in a timely fashion."

Implantation of the Company's proprietary product for treating mitral valve disease, Tiara™, is completed through a short trans-apical procedure and typically results in complete resolution of the patient's mitral regurgitation without significant residual leaks or obstruction of the ventricular outflow tract.  To date, 39 patients have been implanted with Tiara™.  The 30-day survival rate for the first 37 patients (those treated more than 30 days ago) is 33 of 37, or 89%.  There have been 17 cases performed in 2017, each was a technical success (100%), and of the 15 patients treated more than 30 days ago, 14 or 93% survived past 30 days.

The Neovasc Reducer™ continues to show good commercial progress in Europe with a steadily growing number of implants and positive patient outcomes.  The Company is currently exploring options for initiating the COSIRA-II IDE study, a 385 patient to be conducted at up to 35 centers in the United States and which was recently approved by the FDA.

Results for the quarters ended September 30, 2017 and 2016

Revenues
Revenues decreased 55% to $1,374,893 for the three months ended September 30, 2017, compared to revenues of $3,034,000 for the same period in 2016.  The Company continues to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara. The Company anticipates that by the end of 2018 all revenue will be derived from the Reducer product only.

Sales of the Reducer for the three months ended September 30, 2017 were $334,208, compared to $262,546 for the same period in 2016, representing an increase of 27%.  This represents a new quarterly revenue high.  The Company is encouraged by the progress this quarter, but recognizes that future quarterly revenues may be unstable before the Reducer becomes widely adopted.  The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Contract manufacturing revenues for the three months ended September 30, 2017 were $197,494, compared to $1,543,516 for the same period in 2016, representing a decrease of 87%.  The decrease in revenue for the three months ended September 30, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific as a customer.  In December, 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash.  Under the terms of the $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.  The Company believes that going forward contract manufacturing revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

Revenues from consulting services for the three months ended September 30, 2017 were $843,191, compared to $1,227,938 for the same period in 2016, representing a decrease of 31%.  The loss is indicative of the trend the Company is seeing in consulting service revenue.  The Company anticipates that its consulting services revenue will decline in the long-term as its consulting customers continue to transition to becoming contract manufacturing customers or cease to be customers at all.

Cost of Goods Sold
The cost of goods sold for the three months ended September 30, 2017 was $659,686, compared to $2,201,440 for the same period in 2016.  The overall gross margin for the three months ended September 30, 2017 was 52%, compared to 27% gross margin for the same period in 2016.  The Company has seen its gross margins increase due to a change in the product mix as Reducer revenues reflect an increasing proportion of the overall revenues.

Expenses
Total expenses for the three months ended September 30, 2017 were $6,540,734, compared to $8,418,400 for the same period in 2016, representing a decrease of $1,877,666 or 22%.  The decrease in total expenses for the three months ended September 30, 2017 compared to the same period in 2016 reflects a $1,602,523 reduction in general and administrative expenses (of which $1,345,033 relates to a decrease in litigation expenses) and a $320,050 decrease in product development and clinical trial expenses to preserve cash resources.

Selling expenses for the three months ended September 30, 2017 were $253,791, compared to $208,884 for the same period in 2016, representing an increase of $44,907, or 21%.  The increase in selling expenses for the three months ended September 30, 2017 compared to the same period in 2016 reflects an increase in costs incurred for commercialization activities related to the Reducer.  The Company continues to minimize its selling expenses in the light of ongoing litigation costs and the impact of litigation on the Company.

General and administrative expenses for the three months ended September 30, 2017 were $1,864,302, compared to $3,466,825 for the same period in 2016, representing a decrease of $1,602,523 or 46%.  The decrease in general and administrative expenses for the three months ended September 30, 2017 compared to the same period in 2016 can be substantially explained by a $1,345,033 decrease in litigation expenses.

Product development and clinical trial expenses for the three months ended September 30, 2017 were $4,422,641 compared to $4,742,691 for the same period in 2016, representing a decrease of $320,050 or 7%.  The decrease in product development and clinical trial expenses for the three months ended September 30, 2017 was due to a $497,662 decrease in cash-based employee expenses.

Other Loss
The other income for the three months ended September 30, 2017 was $1,473,493, compared to a loss of $21,461,950 for the same period in 2016, an increase in other income of $22,935,443.  The increase in the other income can be substantially explained by a $21 million decrease in the charge for the damages provision.  Included within other income for the three months ended September 30, 2017 is a charge of $216,593 for post-judgment interest on the damages provision related to the litigation with CardiAQ, (2016: $nil).

Losses
The operating losses and comprehensive losses for the three months ended September 30, 2017 were $4,695,960 and $5,807,836, respectively, or $0.06 basic and diluted loss per share, as compared with losses of $29,135,086 and $28,836,990, or $0.44 basic and diluted loss per share, for the same period in 2016.  The $24,439,126 decrease in the operating loss incurred for the three months ended September 30, 2017 compared to the same period in 2016 consists of a $21 million enhanced damages provision against the Company in its litigation with CardiAQ charged in three months ended September 30, 2016 and a $1,602,523 reduction in general and administrative expenses (of which, $1,345,033 relates to a decrease in litigation expenses) and a $2,039,146 increase in foreign exchange gains.  Litigation expenses for the three and nine months ended September 30, 2017 represent a loss of $0.01 and $0.03 basic and diluted loss per share compared to a loss of $0.03 and $0.18 basic and diluted loss per share for the same period in 2016. The charges for the damages provision for the three and nine months ended September 30, 2016 represent a loss of $0.31 and $1.36 basic and diluted loss per share.  To date, the Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ.  Total litigation expenses since the initial claims were filed in June 2014 are $23.0 million and the Company expects that it may require an additional $1.0 million related to the ongoing appeal in Germany.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and equity financings.  As at September 30, 2017 the Company had cash and cash equivalents of $6,268,113 compared to cash and cash equivalents of $22,954,571 as at December 31, 2016.  The Company's working capital deficit is $35,234,565 as at June 30, 2017 compared to a working capital deficit of $17,497,931 as at December 31, 2016.

Cash used in operating activities for the three months ended September 30, 2017, was $4,041,228, compared to $11,117,648 for the same period in 2016.  For the three months ended September 30, 2017, operating expenses were $3,787,729, compared to $7,364,783 for the same period in 2016, a decrease of $3,577,054.  This can substantially be explained by a decrease in litigation expenses of $1,345,033.

Net cash applied to investing activities for the three months ended September 30, 2017, was $186,847 compared to $15,174 in 2016.

Net cash provided by financing activities for the three months ended September 30, 2017, was $10,486, compared to $nil for the same period in 2016 from the proceeds of options.

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies.  There were no significant restrictions on the transfer of funds between these entities and during the three months ended September 30, 2017 and 2016 the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

The Company is exposed to foreign currency fluctuations on $2,338,043 of its cash and cash equivalents held in U.S. dollars and Euros.

Subsequent Events

FDA Approval for Reducer
On November 3, 2017, the Company received approval of the FDA to initiate the COSIRA-II IDE pivotal clinical trial.  The trial's purpose will be to demonstrate the safety and effectiveness of the Company's novel Reducer system for treatment of patients with refractory angina. Once completed, the trial data is intended to support an application to the FDA for approval to begin marketing Reducer in the United States.

Court Matters
On October 2, 2017, Neovasc petitioned the United States Court of Appeals for the Federal Circuit (the "Appeals Court") for an en banc rehearing.  CardiAQ also filed a petition with the Appeals Court for panel rehearing and en banc rehearing as to the trial court's denial of its request for an 18-month injunction against the Tiara devices.  On November 3, 2017 the Appeals Court denied the petition for panel rehearing and en banc rehearing filed by CardiAQ and denied the petition for en banc rehearing filed by the Company.  On November 13, 2017, the final mandate was issued by the Appeals Court, approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards and approximately $42 million is now due and payable.

Financing
On November 9, 2017, the Company announced a placement of debt and equity for gross proceeds of approximately $65 million.  Assuming successful completion of the transaction, the Company intends to use the net proceeds to fully fund the approximately $42 million balance of the awards granted in the litigation with CardiAQ (after subtracting the approximately $70 million that the Company has paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes.  Further details regarding the financing can be found in the Company's press release, dated November 9, 2017, and in Management's Discussion and Analysis for the Third Quarter of 2017.

Remedial TSX Delisting Review
On November 13, 2017, the TSX reported that Neovasc Inc. is under a remedial delisting review. The Company has 120 days to regain compliance with the exchange's continued listing requirements.  It has been the practice of TSX to place a listed issuer relying on the financial hardship exemption under review for continued listing. While the TSX believes that these measures contribute to limiting reliance by listed issuers on the financial hardship exemption, particularly because of the current challenging economic times, the TSX seeks to ensure that the financial hardship exemption is being used appropriately.  The Company will respond to TSX requests for information and remains hopeful that the Company will be permitted to remain listed on the exchange.

Going Concern
On November 13, 2017, the final mandate was issued by the Appeals Court, approximately $70 million was paid from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards and approximately $42 million is now due and payable.  On November 9, 2017, the Company announced a financing for gross proceeds of approximately $65 million.  The financing is expected to close on November 17, 2017 upon satisfaction of the closing conditions and the Company intends to use approximately $42 million from the proceeds to settle the remaining awards.  These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

Outstanding Share Data
As at November 14, 2017, the Company had 78,920,688 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 9,203,242 stock options with a weighted average price of C$3.54.  The fully diluted share capital of the Company at November 14, 2017 is 88,123,930.  However, should the financing be completed there will be significant further issuance of common shares as well as warrants and convertible notes that are exercisable or convertible into common shares.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's third quarter 2017 financial statements and notes and its Management's Discussion and Analysis will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR. In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's third quarter 2017 financial statements and Management's Discussion and Analysis.

Conference Call and Webcast information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results.  To participate in the conference, dial 888 390 0605 or 416 764 8609.  A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 762334#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in U.S. dollars) (Unaudited)

	September 30,	December 31,
	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$6,268,113	$22,954,571
Cash held in escrow	70,321,442	70,000,000
Accounts receivable	1,393,568	3,117,474
Inventory	471,567	196,723
Prepaid expenses and other assets	1,048,560	505,340
Total current assets	79,503,250	96,774,108

Non-current assets
Restricted cash	480,780	449,760
Property, plant and equipment	1,772,226	1,585,635
Total non-current assets	2,253,006	2,035,395

Total assets	$81,756,256	$98,809,503

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,314,003	$2,490,943
Damages provision	112,423,812	111,781,096
Total current liabilities and total liabilities	114,737,815	114,272,039

Equity
Share capital	169,182,621	168,712,673
Contributed surplus	24,145,117	22,301,437
Accumulated other comprehensive loss	(6,643,436)	(4,693,040)
Deficit	(219,665,861)	(201,783,606)
Total equity	(32,981,559)	(15,462,536)

Total liabilities and equity	$81,756,256	$98,809,503

NEOVASC INC.
Consensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30,
(Expressed in U.S. dollars) (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016

REVENUE
Reducer	$334,208	$262,546	$842,528	$722,433
Contract manufacturing	197,494	1,543,516	484,174	2,391,136
Consulting services	843,191	1,227,938	2,834,687	3,638,105
	1,374,893	3,034,000	4,161,389	6,751,674

COST OF GOODS SOLD	659,686	2,201,440	2,341,017	5,038,792
GROSS PROFIT	715,207	832,560	1,820,372	1,712,882

EXPENSES
Selling expenses	253,791	208,884	665,341	554,905
General and administrative expenses	1,864,302	3,466,825	7,366,234	16,721,354
Product development and clinical trials expenses	4,422,641	4,742,691	13,726,944	14,530,513
	6,540,734	8,418,400	21,758,519	31,806,772

OPERATING LOSS	(5,825,527)	(7,585,840)	(19,938,147)	(30,093,890)

OTHER INCOME/(EXPENSE)
Interest income	138,613	25,723	355,837	161,522
Interest on damages provision	(216,593)	-	(642,716)	-
Damages provision	-	(21,000,000)	-	(91,000,000)
Foreign exchange (loss)/gain	(8,951,113)	88,584	(5,661,951)	(2,014,669)
Unrealized gain/(loss) on damages provision	10,502,586	(576,257)	8,463,548	(576,257)
	1,473,493	(21,461,950)	2,514,718	(93,429,404)
LOSS BEFORE TAX	(4,352,034)	(29,047,790)	(17,423,429)	(123,523,294)

Tax expense	(343,926)	(87,296)	(458,826)	(185,390)

LOSS FOR THE PERIOD	$(4,695,960)	$(29,135,086)	$(17,882,255)	$(123,708,684)

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD
Exchange difference on translation	9,390,710	(278,161)	6,513,152	3,639,481
Unrealized gain/(loss) on damages provision	(10,502,586)	576,257	(8,463,548)	576,257
	(1,111,876)	298,096	(1,950,396)	4,215,738

LOSS AND COMPREHENSIVE LOSS FOR THE
PERIOD	$(5,807,836)	$(28,836,990)	$(19,832,651)	$(119,492,946)

LOSS PER SHARE
Basic and diluted loss per share	$(0.06)	$(0.44)	$(0.23)	$(1.85)

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30,
(Expressed in U.S. dollars) (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016

OPERATING ACTIVITIES
Loss for the period	$(4,695,960)	$(29,135,086)	$(17,882,255)	$(123,708,684)
Adjustments for:
Depreciation	142,034	215,108	387,762	562,088
Share-based payments	343,155	580,221	2,078,675	1,811,210
Damages provision	216,593	21,000,000	642,716	91,000,000
Write-down accounts receivable	-	697	40,000	5,556
Income tax expense	345,062	-	461,097	-
Interest income	(138,613)	(25,723)	(355,837)	(161,522)
	(3,787,729)	(7,364,783)	(14,627,842)	(30,491,352)

Net change in non-cash working capital items:
Accounts receivable	178,735	(980,522)	1,809,123	(1,154,457)
Inventory	(29,795)	510,269	(247,403)	(409,886)
Prepaid expenses and other assets	(91,780)	20,642	(481,560)	(234,565)
Accounts payable and accrued liabilities	(204,279)	(3,326,228)	(577,616)	(940,349)
	(147,119)	(3,775,839)	502,544	(2,739,257)

Interest received	8,236	22,974	112,067	159,294
Income tax paid	(114,616)	-	(229,516)	-
	(106,380)	22,974	(117,449)	159,294

Net cash applied to operating activities	(4,041,228)	(11,117,648)	(14,242,747)	(33,071,315)

INVESTING ACTIVITES
Increase in cash held in escrow	(131,258)	-	(321,442)	-
Purchase of property, plant and equipment	(55,589)	(15,174)	(445,930)	(546,709)
Net cash applied to investing activities	(186,847)	(15,174)	(767,372)	(546,709)

FINANCING ACTIVITIES
Proceeds from exercise of options	10,486	-	234,953	75,192
Net cash received from financing activities	10,486	-	234,953	75,192

NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,217,589)	(11,132,822)	(14,775,166)	(33,542,832)

CASH AND CASH EQUIVALENTS
Beginning of the period	11,580,940	36,277,793	22,954,571	55,026,171
Exchange difference on cash and cash equivalents	(1,095,238)	335,712	(1,911,292)	3,997,344
End of the period	$6,268,113	$25,480,683	$6,268,113	$25,480,683

Represented by:
Cash	6,268,113	14,390,173	6,268,113	14,390,173
Cashable high interest savings accounts	-	11,090,510	-	11,090,510
	$6,268,113	$25,480,683	$6,268,113	$25,480,683

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning its business, results of operations and financial condition, the performance of its two lead devices, the anticipated timing for enrolment for our European trial for Tiara, the Company's expectation that all revenue will be derived from the Reducer by the end of 2018, the Company's expectations regarding contract manufacturing revenues, the trend in consulting service revenue, the Company's expectation that the trial data from the COSIRA-II clinical trial will support an application to the FDA for approval to begin marketing Reducer in the United States, the anticipated completion of the Company's financing (including the expected closing date) and its intended use of proceeds, and other statements of a forward-looking nature.  Words and phrases such as "intends",  "expects", "continue", "advance", "proceed", "anticipates", "believes", "going forward", "trend", "hopeful" and "will", and similar words or expressions, are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the Company's litigation with CardiAQ, including the Company's ability to successfully satisfy the damages and interest awards affirmed by the Appeals Court, which create material uncertainty and which cast substantial doubt on the Company's ability to continue as a going concern; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the closing of the financing, which are subject to various closing conditions, including the listing of the common shares and the common shares issuable upon exercise or conversion of the warrants and convertible notes issued in the financing, risks relating to the warrants and convertible notes issued in the financing resulting in significant dilution to the Company's shareholders, risks relating to the possibility that the Company's common shares may be delisted from Nasdaq or the TSX, risks related to the Company's common share price being volatile, risks relating to the restrictions on the Company entering into certain transactions, and risks relating to short sales by third parties in connection with the financing; risks relating to claims by third parties alleging infringement of their intellectual property rights; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build the Company's in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and the Company's industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; the Company's dependence upon key personnel to achieve the Company's business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price.  These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov, each of which are included in the Company's Annual Report on Form 40-F) as well as in the "Risks Related to the Financings" section of the Company's Management's Discussion and Analysis for the third quarter of 2017, which may be obtained at www.sedar.com or www.sec.gov.  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/14/c3789.html

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:00e 14-NOV-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 14, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer